EXHIBIT 4.1

FIRST AMENDMENT

TO

CREDIT AGREEMENT

DATED AS OF
DECEMBER 21, 2007

AMONG

DEEP DOWN, INC.,
AS BORROWER,

PROSPECT CAPITAL CORPORATION,
AS AGENT,

AND

PROSPECT CAPITAL CORPORATION,
AS LENDER

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT to Credit Agreement (this "First Amendment") dated as of December 21, 2007 and effective as of the First Amendment Effective Date (as defined below), is entered into by and among Deep Down, Inc., a Nevada corporation, as borrower (the "Borrower"), each of the lenders that is a signatory hereto (the "Lenders") and Prospect Capital Corporation, a Maryland corporation, as agent for the Lenders (the "Agent").

RECITALS

A.    The Borrower, the Agent and the Lenders are parties to that certain Credit Agreement dated as of August 6, 2007 (the "Credit Agreement"), pursuant to which the Lenders have made certain loans and extensions of credit available to and on behalf of the Borrower under a multi-year credit facility.

B.    The Borrower desires to enter into that certain Agreement and Plan of Merger (the "Mako Agreement and Plan of Merger") by and between Borrower, Mako Technologies, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Borrower ("Merger Sub"), Mako Technologies, Inc., a Louisiana corporation ("Mako"), and the owners of 100% of the issued and outstanding shares of capital stock of Mako, pursuant to which Mako will merge with and into the Merger Sub (the "Mako Acquisition").

C.    The Borrower has requested and the Agent and the Lenders have agreed to amend the Credit Agreement to, among other things, increase the Total Commitment (as defined in the Credit Agreement) thereunder from $6,500,000 to $13,000,000, provided that any Loans made to the Borrower from the increased Total Commitment shall be made concurrently with and used solely for the Mako Acquisition including paying legal costs and expenses and costs and expenses under the Credit Agreement associated therewith.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto amend the Credit Agreement and agree as follows:

1.             Defined Terms. All capitalized terms used in this First Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement. Unless otherwise indicated, all section references in this First Amendment refer to sections of the Credit Agreement.

2.             Amendments to Credit Agreement. The Credit Agreement is hereby amended as follows:

a.    The following terms, as defined in Section 1.01 of the Credit Agreement, are hereby amended and restated in their entirety to read as follows:

"Agreement" means this Credit Agreement, as amended by the First Amendment, and includes all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to the Agreement as the same may be in effect at the time such reference becomes operative.

"Loans" means any loan made by a Lender to the Borrower pursuant to Article II hereof.

"Total Commitment" means the sum of the amounts of the Lenders' Commitments, which sum equals the Initial Commitments plus the Mako Commitment plus any additional Commitments as the same may be increased pursuant to Section 2.04(b).

"Transactions" means the transactions contemplated by the Transaction Documents to occur on the Effective Date and the First Amendment Effective Date, including the making of the Loans pursuant to this Agreement

b.    Section 1.01 of the Credit Agreement is hereby further amended by adding thereto the following new definitions, in their appropriate alphabetical order, to read in their entirety as follows:

"First Amendment" means that certain First Amendment to Credit Agreement dated December 21, 2007, among the Borrower, the Agent and the Lenders.

"First Amendment Effective Date" has the meaning assigned to such term in the First Amendment.

"Mako" means Mako Technologies, Inc., a Louisiana corporation.

"Mako Acquisition" has the meaning assigned such term in the First Amendment.

"Mako Acquisition  Documents" means, collectively, the Mako Agreement and Plan of Merger and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

"Mako Agreement and Plan of Merger" has the meaning assigned such term in the First Amendment.

"Mako Commitment" means as to any Lender, the obligation of such Lender, if any, to make a Loan to the Borrower in a principal amount not to exceed the amount set forth opposite such Lender's name in Schedule 1.01(A) hereto, as the same may be increased pursuant to Section 2.040) and terminated or reduced from time to time in accordance with the terms of this Agreement. The aggregate amount of the Mako Commitment available on the First Amendment Effective Date is $6,000,000.

c.    Clause (a) of Section 2.01 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(a) Subject to the terms and conditions and relying upon the representations and warranties set forth herein and in the other Loan Documents, each Lender severally agrees (i) to make a Loan to the Borrower on the Eflective Date in an amount not to exceed the Commitment. of such Lender, (ii) to make a Loan to the Borrower on the First Amendment Effective Date in an amount not to exceed the Mako Commitment of such Lender and (iii) to permit the Borrower to issue PIK Notes to such lender based on its Pro Rata Share of the Total Commitment (but in any case not to exceed the PIK Note Cap)."

d.    Section 2.02 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(a) The Borrower shall give the Agent prior telephonic notice of its intention to receive the Loans to be made hereunder confirmed in writing not later than 12:00 noon (New York City time) at least one Business Day prior to each of (i) the anticipated Effective Date and (ii) the First Amendment Effective Date (each, a "Notice of Borrowing"). The Notice of Borrowing given to the Agent prior to the anticipated Effective Date shall specify (A) the aggregate principal amount of the Loans to be made by the Lenders to the Borrower on the Effective Date, which shall be $6,000,000, and (B) the proposed borrowing date. The Notice of Borrowing given to the Agent prior to the anticipated First Amendment Effective Date shall specify (1) the aggregate principal amount of the Loans to be made by the Lenders to the Borrower on the First Amendment Effective Date, which shall be $6,000,000, and (2) the proposed borrowing date. The Agent and the Lenders may act without liability upon the basis of written, telecopied or telephonic notice believed by the Agent in good faith to be from the Borrower (or from any Authorized Officer thereof designated in writing purportedly from the Borrower to the Agent). The Borrower hereby waives the right to dispute the Agent's record of the tei ins of any such telephonic Notice of Borrowing. The Agent and each Lender shall be entitled to rely conclusively on any Authorized Officer's authority to request the Loans on behalf of the Borrower until the Agent receives written notice to the contrary. The Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any written Notice of Borrowing.

(b) Each Notice of Borrowing pursuant to this Section 2.02 shall be irrevocable and the Borrower shall be bound to make a borrowing in accordance therewith.

(c) Subject to Section 2.02(d), all Loans under this Agreement shall be made by the Lenders simultaneously and proportionately to their Pro Rata Shares of the Total Commitment, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender's obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender's obligation to make a Loan requested hereunder, and each Lender shall be obligated to make the Loan required to be made by it by the terms of this Agreement regardless of the failure by any other Lender.

(d) $2,500,000 of the Loans made to the Borrower by the Lenders on the First Amendment Effective Date (such amount, the "Second Installment of the Merger Consideration") shall be funded directly into the Debt Service Reserve Account. The Second Installment of the Merger Consideration shall remain in the Debt Service Reserve Account from and after the First Amendment Effective Date until such time as the Second Installment of the Merger Consideration is due and payable in accordance with the terms of the Mako Agreement and Plan of Merger at which time the Borrower may withdraw the Second Installment of the Merger Consideration from the Debt Service Reserve Account provided that the Second Installment of the Merger Consideration shall be used by the Borrower solely for the purpose of making the final payment of the Merger Consideration (as such term is defined in the Mako Agreement and Plan of Merger); provided, however, that (i) no Event of Default has occurred and is continuing and no Event of Default is reasonably foreseeable by the Agent in its sole judgment, (ii) the Agent has determined, in its sole judgment, that, no event or development shall have occurred since December 31, 2007 which could have a Material Adverse Effect and (iii) no Cash Sweep Trigger has occurred."

e.    Clause (a) of Section 2.03 of the Credit Agreement is hereby amended by replacing the dollar amount "$75,000" in the second line thereof with the dollar amount "$250,000".

f.    Clause (1) of Section 2.03 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"On each Monthly Date after a Cash Sweep Trigger has occurred (each such date being a "Disbursement Date"), the Borrower shall repay principal (through Agent charging the Operating Account) in an amount equal to 50% of Free Cash Flow, provided, however, that in no case shall such prepayment reduce the cash and cash equivalents (per GAAP) of Borrower on hand as of the date of such payment to less than $300,000.00."

g.    Clause (b) of Section 2.03 of the Credit Agreement is hereby amended by deleting the dollar amount "$500,000" set forth in the proviso thereto and replacing it with the dollar amount "$1,000,000".

h.    Section 2.05(c) of the Credit Agreement is hereby amended by re-numbering existing clause (iii) as clause (iv) and by adding a new clause (iii) as follows:

"(iii) No later than April 15, 2008, the Borrower shall prepay an amount equal to the difference between (A) the Loans advanced on the First Amendment Effective Date minus (B) the sum of the Merger Consideration (as such tem' is defined in the Mako Agreement and Plan of Merger) paid by the Borrower pursuant to Section 2.02 of the Mako Agreement and Plan of Merger."

i.    Section 7M4 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"Loans, Advances, Investments, Etc. Make or commit or agree to make any loan, advance guarantee of obligations, other extension of credit or capital contributions to, or hold or invest in or commit or agree to hold or invest in, or purchase or otherwise acquire or commit or agree to purchase or otherwise acquire any shares of the Capital Stock, bonds, notes, debentures or other securities of, or make or commit or agree to make any other investment in, any other Person, purchase or own any futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or provide goods and services to any Person except for such goods and services provided in the ordinary course of business and in accordance with Section 7.13, or permit any of its Subsidiaries to do any of the foregoing, except for: (a) investments existing on the date hereof, as set forth on Schedule 7.04 hereto, but not any increase in the amount thereof as set forth in such Schedule or any other modification of the terms thereof, (b) Permitted Investments, (c) advances to employees of up to $5,000 in the aggregate per employee, (d) investments made by the Borrower in or to the Guarantors, (e) investments made by any Subsidiary in or to the Borrower or any Guarantor, (f) investments made by the Borrower or any Subsidiary in or to any foreign Subsidiary in an aggregate amount at any one time outstanding not to exceed $50,000, and (g) the investments, acquisitions and related transactions contemplated by the Mako Agreement and Plan of Merger on the Effective Time (as such term is defined in the Mako Agreement and Plan of Merger)."

j.    A new Section 6.24 of the Credit Agreement is added to follow after Section 6.23 to read as follows:

"Section 6.24. Within five (5) Business Days of the First Amendment Effective Date, the Agent shall receive evidence satisfactory to it that any deposit or operating accounts owned by Mako or any Affiliate have been closed or made subject to a DACA in favor of the Agent. At all times thereafter, all deposits or operating accounts of Mako or an Affiliate shall be subject to a DACA in favor of Agent."

k.    Section 8.01 of the Credit Agreement is hereby amended and restated in its entirety to read as tbllows:

"Debt/EBITDA. The Borrower will not, at any time on or after December 31, 2007, permit the ratio of outstanding Total Debt to Consolidated EB1TDA, as of the last day of each fiscal quarter, to be greater than the ratio set forth below for the applicable period:

Each fiscal quarter ending:	Ratio
12/31/07 until 6/30/08	3.50 : 1.00
09/30/08 to 6/30/09	3.00 : 1.00
09/30/09 and thereafter	2.50 : 1.00

Provided, that (i) for the purposes of determining the ratio described above for the fiscal quarters ending 12/31/07, 3/31/08 and 6/30/08, Consolidated EBITDA will be annualized by multiplying Consolidated EBITDA for the applicable period by 4 and (ii) for the purposes of determining the ratio described above, amounts in the Debt Service Reserve Account that are proceeds of any Loans made pursuant to this Agreement will be excluded from the calculation of Total Debt."

1.    Each Schedule to the Credit Agreement is hereby replaced in its entirety by the corresponding Schedule to the Credit Agreement attached as Annex A hereto. Each reference in the Credit Agreement to a Schedule replaced by this Section 2(k) or its contents "as of the Effective Date", "in effect on the Effective Date" or "as of the date of this Agreement" is hereby amended to be a reference to such Schedule or its contents "as of the First Amendment Effective Date".

3.    Conditions. The obligations of the Lenders to make the Loans under the Credit Agreement with respect to the First Amendment shall not become effective until the date on which each of the following conditions is satisfied (the "First Amendment Effective Date"):

a.    The Agent shall have received from the Lenders required by the Credit Agreement and the Borrower executed counterparts (in such number as may be requested by the Agent) of (i) this First Amendment and all schedules, exhibits and annexes to the foregoing, (ii) that certain Reaffirmation of Security Instruments dated December 21, 2007, executed by each Loan Party, (iii) Merger Sub and each of its subsidiaries shall have executed a joinder to the Guaranty and Collateral Agreement, in faun and substance satisfactory to the Agent, and (iv) the Agent shall have received a mortgage with respect to all real property acquired in connection with the Mako Acquisition, if applicable.

b.    The following transactions shall have been consummated, in each case on terms and conditions satisfactory to the Lenders:

(i)    the Mako Acquisition;

(ii)    the Agent shall have received a certificate, executed by an Authorized Officer, certifying that the Mako Acquisition is being consummated simultaneously with the closing of the First Amendment in accordance with the terms and conditions of the Mako Acquisition as set forth in the Mako Acquisition Documents, without amendment modification or waiver thereof without the prior written consent of the Lenders;

(iii)   The Mako Agreement and Plan of Merger shall have been filed and recorded with each of the Secretary of State of Louisiana and the Secretary of State of Nevada and the Mako Agreement and Plan of Merger shall have an effective date concurrent with the First Amendment Effective Date; and

(iv)   The Agent shall have received the certificates representing the shares of Capital Stock pledged pursuant to the Guaranty and Collateral Agreement (including those shares of Capital Stock received in connection with the Mako Acquisition and of the Merger Sub), together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

c.    The Agent and the applicable Lenders shall have received all fees and other amounts due and payable in connection with this First Amendment on or prior to the First Amendment Effective Date.

d.    The Agent shall have received (i) a favorable written opinion (addressed to the Agent and the Lenders and dated the First Amendment Effective Date) of counsel for the Borrower, in form and substance satisfactory to the Agent (ii) each legal opinion delivered in connection with the Mako Acquisition, accompanied by a reliance letter in favor of the Lenders and (iii) such legal opinions as Agent requests regarding the effectiveness of the Mako Acquisition. Each such legal opinion shall cover such other matters incident to the transactions contemplated by this First Amendment as the Agent may require.

e.    No Default or Event of Default shall have occurred and be continuing, before and after giving effect to the terms of this First Amendment.

f.    There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of the Agent, singly or in the aggregate, materially impairs any of the transactions contemplated by the Loan Documents, or that could have a Material Adverse Effect.

g.    Each Loan Party shall have obtained all authorizations, approvals or other actions by, and submitted all notices to or filings with, any Governmental Authority and shall have obtained all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Loan Documents and the Mako Acquisition Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Loan Documents or the Mako Acquisition Documents or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.

h.    The Agent shall have completed its business, legal and collateral due diligence with respect to the Borrower, each Person that is a party to any Mako Acquisition Document and each other Loan Party, the results of which shall be acceptable to the Agent, in its sole and absolute discretion.

i.    All proceedings in connection with the making of the Loans and the other transactions contemplated by this First Amendment, the other Loan Documents and the Mako Acquisition Documents, and all documents incidental hereto and thereto, shall be satisfactory to the Agent and its counsel, in their sole discretion, and the Agent and such counsel shall have received all such information and such counterpart originals or certified or other copies of such documents as the Agent or such counsel may reasonably request.

j.    The Agent shall have received UCC lien searches, listing all effective financing statements which name as debtor any Loan Party or any Person that is a party to any Mako Acquisition Document or any of their respective Subsidiaries and which arc filed in the offices where any Loan Party or any such Person is organized, together with copies of such financing statements, none of which, except as otherwise agreed in writing by the Agent and except for Liens to be terminated on the First Amendment Effective Date, shall cover any of the Collateral or any of the property to be acquired in connection with the Mako Acquisition Documents and the results of searches for any tax Lien and judgment Lien filed against such Person or its property, which results, except as otherwise agreed to in writing by the Agent, shall not show any such Liens.

k.    The Agent shall have received satisfactory written evidence that prior to or concurrent with the Effective Time (as defined in the Mako Agreement and Plan of Merger), all Indebtedness of Mako and its subsidiaries shall be paid in fill and extinguished.

1.    The Agent shall have received a copy of the resolutions of each Loan Party, certified as of the First Amendment Effective Date by an Authorized Officer thereof, authorizing (A) the borrowings hereunder and the transactions contemplated by the Loan Documents to which such Loan Party is or will be a party and the other Transactions, and (B) the execution, delivery and performance by such Loan Party of each Loan Document and each Mako Acquisition Document to which such Loan Party is or will be a party and the execution and delivery of the other documents to be delivered by such Person in connection herewith and therewith.

m.    The Agent shall have received a certificate of an Authorized Officer of each Loan Party, certifying the names and true signatures of the representatives of such Loan Party authorized to sign each Loan Document to which such Loan Party is or will be a party and the other documents to be executed and delivered by such Loan Party in connection herewith and therewith, and authorized to provide the Notice of Borrowing and all other notices under this First Amendment and the other Loan Documents, together with evidence of the incumbency of such authorized officers.

n.    The Agent shall have received a certificate of the appropriate official(s) of the state of organization and each state of foreign qualification of each Loan Party and of each Person that is a party to any Mako Acquisition Document and each of their subsidiaries, certifying as of a recent date as to the subsistence in good standing of, and the payment of taxes by, such Loan Party in such states.

o.    The Agent shall have received a copy of the articles of incorporation, charter and by-laws, limited liability company agreement, operating agreement, agreement of limited partnership or other organizational document of each Loan Party, Mako and of Merger Sub, together with all amendments thereto, certified as of the First Amendment Effective Date by an Authorized Officer of such Loan Party.

p.    The Agent shall have received a certificate of an Authorized Officer of the Borrower, certifying as to the matters set forth in subsection (b) of this Section 3.

q.    The Agent shall have received a copy of the unaudited pro form consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at November 30, 2007 (including the notes thereto) (the "Pro Forma Balance Sheet"), prepared giving effect (as if such events had occurred on such date) to (i) the consummation of the Mako Acquisition and (ii) the payment of fees and expenses in connection with the foregoing, and (ii) unaudited interim consolidated financial statements of Borrower and its consolidated subsidiaries for each fiscal month and quarter ended after the date of the latest applicable fmancial statements delivered pursuant to the Credit Agreement as to which such financial statements are available, and such financial statements shall not, in the judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower and its consolidated subsidiaries, since the most recently delivered financial statements.

r.    The Agent shall have received a certificate of an Authorized Officer of the Borrower, certifying that (i) the Borrower and each Loan Party, both before and after giving effect to the Transactions, is Solvent and (ii) as of the First Amendment Effective Date, all liabilities of the Loan Parties are current.

s.    The Agent shall have received evidence of the insurance coverage required by Section 5.19, including, without limitation, insurance assigned to the Borrower pursuant to the terms of the Guaranty and Collateral Agreement and such other insurance coverage with respect to the business and operations of the Loan Parties as the Agent may reasonably request, in each case, where requested by the Agent, with such endorsements as to the named insureds or loss payees thereunder as the Agent may request and providing that such policy may be terminated or canceled (by the insurer or the insured thereunder) only upon 30 days' prior written notice to the Agent and each such named insured or loss payee, together with evidence of the payment of all premiums due in respect thereof for such period as the Agent may request.

t.    The Agent shall have received a landlord waiver, in form and substance satisfactory to the Agent, executed by each landlord with respect to each of the Leases acquired in connection with the Mako Acquisition, set forth on Annex B hereto; provided that in the event the Borrower, despite its commercially reasonable efforts to do so, is unable to deliver to the Agent on the First Amendment Effective Date one or more of the landlord waivers required to be delivered under this Section 4(u), the Borrower shall deliver such landlord waiver or waivers to the Agent within twenty-one (21) days after the First Amendment Effective Date.

u.    The Agent shall have received copies of the Material Contracts of each Loan Party as in effect on the First Amendment Effective Date (to the extent the same have not previously been delivered to Agent), certified as true and correct copies thereof by an Authorized Officer of each Loan Party, together with a certificate of an Authorized Officer of each Loan Party stating that such agreements have been duly assigned to such Loan Party, as applicable, remain in full force and effect and that none of the Loan Parties has breached or defaulted in any of its obligations under such agreements.

v.    The Agent shall have received each document (including any Uniform Commercial Code financing statement) required by the Guaranty and Collateral Agreement or any Mortgage or under law or requested by the Agent to be filed, registered or recorded in order to create in favor of the Agent, for the benefit of the Lenders, a perfected Lien on the Collateral described therein (including any Collateral received in connection with the Mako Acquisition), prior and superior in right to any other Person, shall be in proper form for filing, registration or recordation.

w.    The Agent shall have received a copy of a fully-executed payoff letter from Regions Bank to the Borrower evidencing (i) the payoff of all amounts due by the Borrower or any other Loan Party in connection with the credit facility between. Regions Bank and the Borrower, (ii) the termination of all commitments under such credit facility and (iii) the releases of all liens in favor of Regions Bank pursuant to such credit facility.

x.    The Agent shall have received such other agreements, instruments, approvals, opinions and other documents, each satisfactory to the Agent in tbiin and substance, as the Agent may reasonably request.

4.    Miscellaneous.

a.             Use of Proceeds. The proceeds of the Loans made by the Lenders to the Borrower on the First Amendment Effective Date shall be used for the purposes set forth on Schedule 5.20 of Annex A attached hereto.

b.             Confilination. The provisions of the Credit Agreement, as amended by this First Amendment, shall remain in full force and effect in accordance with its terms following the effectiveness of this First Amendment.

c.             Ratification and Affirmation; Representations and Warranties. Borrower hereby (a) ratifies and affirms its obligations under, and acknowledges, renews and extends its continued liability under, each Loan Document to which it is a party and agrees that each Loan Document to which it is a party remains in full force and effect, except as expressly amended hereby, notwithstanding the amendments contained herein and (b) represents andl warrants to the Lenders that as of the date hereof, after giving effect to the terms of this First Amendment: (i) all of the representations and warranties contained in each Loan Document to which it is a party are true and correct, except to the extent any such representations and warranties are expressly limited to an earlier date, in which case, such representations and warranties shall continue to be true and correct as of such specified earlier date, (ii) no Default has occurred and is continuing (iii) since the Effective Date, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect, (iv) the Pro Forma Balance Sheet has been prepared based on the best information available to the Borrower as of the date of delivery thereof, and presents fairly on a pro forma basis the estimated financial position of the Borrower and its consolidated subsidiaries as at November 30, 2007 assuming that the events specified in Section 3(r)(i) and (ii) had actually occurred at such date and (v) each representation and warranty contained in each Mako Acquisition Document is true and correct.

d.             Loan Document. This First Amendment and each agreement, instrument, certificate or document executed by the Borrower or any of its officers in connection therewith are "Loan Documents" as defined and described in the Credit Agreement and all of the terms and provisions of the Credit Agreement relating to Loan Documents shall apply hereto and thereto.

e.    Loan Party. In connection with the Mako Acquisition, any Person acquired by, or that consolidates into, any Loan Party in connection therewith shall itself be a "Loan Party" as defined and described in the Credit Agreement and all of the terms and provisions of the Credit Agreement relating to Loan Parties shall apply hereto and thereto.

f.    Counterparts. This First Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of this First Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

g.             NO ORAL AGREENUNT. This First Amendment, the Credit Agreement and the other Loan Documents executed in connection herewith and therewith represent the final agreement among the parties and may not be contradicted by evidence of prior, contemporaneous, or unwritten oral agreements of the parties. There arc no subsequent oral agreements between the parties.

h.             GOVERNING LAW. THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITIL TIHE LAWS OF THE STATE OF NEW YORK.

[SIGNATURES BEGIN ON NEXT PAGE]

The parties hereto have caused this First Amendment to be duly executed as of the day and year first above written.

BORROWOR:	DEEP DOWN, INC., a Nevada corporation

By: /s/ Ronald E. Smith
Name: Ronald E. Smith
Title: President

Signature Page to First Amendment to Credit Agreement

LENDER:	PROSPECT CAPITAL CORPORATION

By:
Name:
Title:

Signature Page to First Amendment to Credit Agreement